UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                          Thermo BioAnalysis Corporation
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   88355H-10-8
                               ------------------
                                 (CUSIP Number)

               Seth H. Hoogasian, Esq.          Thermo Electron Corporation
               General Counsel                  81 Wyman Street
               (617) 622-1000                   Waltham, MA  02254-9046
            ------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 23, 1997
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PAGE

                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo Electron Corporation
                IRS No. 04-2209186


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                WC

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware
                 7  SOLE VOTING POWER
    NUMBER OF
                    396,517
      SHARES
                 8  SHARED VOTING POWER
   BENEFICIALLY
                    0
     OWNED BY    9  SOLE DISPOSITIVE POWER

        EACH        396,517
                 10 SHARED DISPOSITIVE POWER
     REPORTING
                    0
    PERSON WITH
PAGE

        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                396,517

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*

                                                                    [   ]
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                3.6%


        14      TYPE OF REPORTING PERSON *

                CO
PAGE

                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo Instrument Systems Inc.
                IRS No. 04-2925809


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                WC

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware
                 7  SOLE VOTING POWER
    NUMBER OF       10,830,303

      SHARES
                 8  SHARED VOTING POWER
   BENEFICIALLY
                    0
     OWNED BY    9  SOLE DISPOSITIVE POWER
                    10,830,303
        EACH
                 10 SHARED DISPOSITIVE POWER
     REPORTING
                    0
    PERSON WITH
PAGE

        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                10,830,303

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*

                                                                      [   ]
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                76.8%


        14      TYPE OF REPORTING PERSON *

                CO
PAGE

   Item 1.  Security and Issuer.

        This Amendment relates to the shares (the "Shares") of common stock, par value $0.01 per share, of Thermo BioAnalysis Corporation (the "Issuer"). The Issuer's principal executive offices are located at 504 Airport Road, Santa Fe, New Mexico 87504-2108.

   Item 2.  Identity and Background.

        This Amendment is being filed by Thermo Electron Corporation ("Thermo Electron") and its majority-owned subsidiary Thermo Instrument Systems Inc. ("Thermo Instrument" and, together with Thermo Electron, the "Reporting Persons"). The Reporting Persons have previously reported information relating to the Shares on Schedule 13G. Starting with this Amendment, the Reporting Persons are reporting their ownership information with respect to the Issuer on Schedule 13D.

        The principal business address and principal office address of Thermo Electron, a Delaware corporation, is 81 Wyman Street, Waltham,
   Massachusetts 02254-9046 and the principal business address and principal office address of Thermo Instrument, a Delaware corporation, is 1851 Central Drive, Suite 314, Bedford, Texas 76021.

        Thermo Electron develops, manufactures and markets environmental, analytical and process control instruments, cogeneration and alternative-energy power plants, low-emission combustion systems, paper and waste-recycling equipment, and biomedical products. Thermo Electron also provides a range of services including environmental remediation and consulting, laboratory analysis, and metals fabrication and processing, as well as research and product development in unconventional imaging, adaptive optics, and direct energy conversion.

        Thermo Instrument develops, manufactures and markets instruments used to detect and measure air pollution, radioactivity, complex chemical compounds, toxic metals, and other elements in a broad range of liquids and solids as well as to control and monitor various industrial processes.

        Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Persons his or her
   (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Persons, there is no person who may be deemed to be a controlling person of the Reporting Persons (except that Thermo Electron may be deemed to control Thermo Instrument by virtue of its majority ownership).

        During the last five years, neither the Reporting Persons nor (to the knowledge of the Reporting Persons) any executive officer or director of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        During the last five years, neither the Reporting Persons nor (to the knowledge of the Reporting Persons) any executive officer or director of
PAGE
   the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

        The Reporting Persons have expended a total of approximately $5,148,400 in purchasing Shares of the Issuer on the open market since the date of the Issuer's initial public offering in September, 1996. These funds were paid out of the Reporting Persons' working capital.

   Item 4.  Purpose of Transaction

        Thermo Instrument may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate in order to maintain at least 50% ownership of the Issuer. The Reporting Persons may also make additional purchases of Shares or other securities of the Issuer in such manner and in such amounts as they determine to be appropriate for other purposes. In determining whether to do so for other purposes, they will consider various relevant factors, including their evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Persons and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

        Except as set forth in this Item 4 and in Item 6, neither of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the executive officers or directors of the Reporting Persons has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

   Item 5.  Interest in Securities of the Issuer.

        (a) The Shares beneficially owned by the Reporting Persons include 10,830,303 Shares, or approximately 76.8% of the outstanding Shares, owned by Thermo Instrument, and 396,517 Shares, or approximately 3.6% of the outstanding Shares, owned by Thermo Electron. Of the 10,830,303 Shares beneficially owned by Thermo Instrument, 3,030,303 Shares are issuable to Thermo Instrument if it elects to convert in full its subordinated convertible debentures of the Issuer. To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons beneficially own an aggregate of 336,300 Shares or approximately 3.0% of the outstanding Shares. To the knowledge of the Reporting Persons, the Shares beneficially owned by all executive officers and directors of the Reporting Persons include 239,000 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership
PAGE
   information for each executive officer and director of the Reporting Persons who owns Shares is set forth below.

   Name                                 Number of Shares(1)
   ----                                 -------------------


   John M. Albertine                      1,000
   Frank Borman                           1,500

   Richard W.K. Chapman                  40,500
   Peter O. Crisp                         1,000
   Elias P. Gyftopoulos                  15,000

   George N. Hatsopoulos                 25,000
   John N. Hatsopoulos                   35,000
   Denis A. Helm                         15,000

   Barry S. Howe                         64,300
   Frank Jungers                          5,500
   Paul F. Kelleher                       6,000

   Earl R. Lewis                         63,000
   Robert A. McCabe                       3,000

   Frank E. Morris                        1,000
   Donald E. Noble                        3,000
   Hutham S. Olayan                       1,000

   Peter G. Pantazelos                    2,000
   William A. Rainville                   6,000
   Arvin H. Smith                        39,000

   Polyvios S. Vintiadis                  1,500
   Roger D. Wellington                    1,000
   John W. Wood, Jr.                      6,000

   All directors and current executive  336,300
   officers as a group (22 persons)

   ________

   (1) Shares reported as beneficially owned by Dr. Albertine, Col. Borman, Dr. Chapman, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Helm, Mr. Howe, Mr. Jungers, Mr. Kelleher, Mr. Lewis, Mr. McCabe, Dr. Morris, Mr. Noble, Ms. Olayan, Mr. Pantazelos, Mr. Rainville, Mr. Smith, Mr. Vintiadis, Mr. Wellington, Mr. Wood and all directors and executive officers as a group include 1,000, 1,500, 30,000, 1,000, 15,000, 15,000, 15,000, 15,000, 50,000, 1,500, 3,000, 50,000, 1,500, 1,000, 1,000,
   1,000, 2,000, 6,000, 20,000, 1,500, 1,000, 6,000 and 239,000 Shares,
   respectively, that such person or members of the group have the right to acquire within 60 days.
PAGE

   While certain directors and executive officers of the Reporting Persons are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Persons.

        (b) The Reporting Persons and the executive officers and directors of the Reporting Persons have the sole power to vote and dispose of the Shares each such person owns. Thermo Electron owns more than 50% of the outstanding common stock of Thermo Instrument and, therefore, may be deemed to have the power to vote and dispose of the Shares owned by Thermo Instrument. However, Thermo Electron disclaims the existence of a group between itself and Thermo Instrument for purposes of this Schedule 13D.

        (c) During the past 60 days, the Reporting Persons have effected the following transactions with respect to the Shares:

      Date          Amount     Price Per Share          Transfer Type


   6/13/97             17,000       $15.75       Purchase on Open Market
   6/19/97              5,900       $15.50       Purchase on Open Market

   6/19/97              8,200       $15.63       Purchase on Open Market
   6/20/97              1,800       $15.75       Purchase on Open Market
   6/26/97             12,200       $15.00       Purchase on Open Market

   6/27/97              3,800       $15.00       Purchase on Open Market
   7/3/97               1,300       $14.63       Purchase on Open Market
   7/3/97               2,200       $14.81       Purchase on Open Market

   7/7/97               2,600       $15.00       Purchase on Open Market
   7/7/97               5,000       $15.38       Purchase on Open Market
   7/8/97              12,500       $15.69       Purchase on Open Market

   7/8/97               5,000       $15.75       Purchase on Open Market
   7/8/97               2,600       $15.63       Purchase on Open Market

   7/8/97              10,000       $16.00       Purchase on Open Market

   To the knowledge of the Reporting Persons, no executive officer or director of the Reporting Persons has effected any transactions in Shares in the past 60 days.

        (c)  Not applicable.


   Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        Of the 10,830,303 Shares beneficially owned by Thermo Instrument, (i) 105,000 Shares are subject to options to acquire such Shares granted by
   Thermo Instrument pursuant to its director and employee stock option plans and (ii) 3,030,303 Shares are issuable to Thermo Instrument if it elects to convert in full its subordinated convertible debentures of the Issuer. Of the 396,517 Shares beneficially owned by Thermo Electron, 110,000 Shares
PAGE
   are subject to options to acquire such Shares granted by Thermo Electron pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Persons have the right, pursuant to such options, to acquire 76,000 Shares. In addition, the following executive officers and directors of the Reporting Persons have the right to acquire Shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. George N. Hatsopoulos has the right to acquire 15,000 Shares within 60 days; Mr. John N. Hatsopoulos has the right to acquire 15,000 Shares within 60 days; Mr. Arvin H. Smith has the right to acquire 20,000 Shares within 60 days; Dr. Elias P. Gyftopoulos has the right to acquire 15,000 Shares within 60 days; Mr. Paul F. Kelleher has the right to acquire 3,000 Shares within 60 days; Mr. Barry S. Howe has the right to acquire 50,000 Shares within 60 days; Mr. Denis A. Helm has the right to acquire 15,000 Shares within 60 days; and Dr. Richard W.K. Chapman has the right to acquire 30,000 Shares within 60 days.

        During 1996, the Human Resources Committee of the Board of Directors of the Issuer (the "Committee") established a stock holding policy for executive officers of the Issuer. The stock holding policy specifies an appropriate level of ownership of the Issuer's Common Stock as a multiple of the officer's compensation. For the chief executive officer, the multiple is one times his base salary and reference bonus for the calendar year. For all other officers, the multiple is one times the officer's base salary.

        In order to assist officers in complying with the policy, the Committee also adopted a stock holding assistance plan under which the Issuer is authorized to make interest-free loans to officers to enable them to purchase shares of the Common Stock in the open market. The loans are required to be repaid upon the earlier of demand or the fifth anniversary of the date of the loan, unless otherwise authorized by the Committee. In 1996, Barry S. Howe, the Issuer's Chief Executive Officer, received loans in the aggregate principal amount of $164,375.52 under this plan to purchase 12,000 Shares. Also in 1996, Dr. Richard W.K. Chapman, the Chairman of the Board of Directors of the Issuer, received loans in the aggregate principal amount of $131,176.30 under this plan to purchase 10,000 Shares.

        The Committee also adopted a policy requiring its executive officers to hold shares of the Issuer's Common Stock acquired upon the exercise of stock options granted by the Issuer. Under this policy, executive officers are required to hold one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the options.

        During 1996, the Committee also established a stock holding policy for directors, including persons who are also directors or executive officers of the Reporting Persons (Elias P. Gyftopoulos, Denis A. Helm, Richard W.K. Chapman, Barry S. Howe, Earl R. Lewis and Arvin H. Smith). The stock holding policy requires each director to hold a minimum of 1,000 shares of Common Stock.
PAGE

        In addition, the Committee adopted a policy requiring directors to hold shares of the Issuer's Common Stock equal to one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the option.

   Item 7.   Material to Be Filed as Exhibits

        The following documents relating to the securities of the Issuer are incorporated herein by reference.

        (i) Equity Incentive Plan of the Issuer (filed as Exhibit 10.7 to the Issuer's Registration Statement on Form S-1 [Reg. No. 333-8697] and incorporated herein by reference).

        (ii)      Directors Stock Option Plan of the Issuer (filed as Exhibit
   10.9 to the Issuer's Registration Statement on Form S-1 [Reg. No. 333-8697] and incorporated herein by reference).

        (iii) Deferred Compensation Plan for Directors of the Issuer (filed as Exhibit 10.8 to the Issuer's Registration Statement on Form S-1 [Reg. No. 333-8697] and incorporated herein by reference).

        (iv) Amended and Restated Directors Stock Option Plan of Thermo Electron (filed as Exhibit 10.25 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-8002] and incorporated herein by reference).

        (v) Thermo Electron Corporation-Thermo BioAnalysis Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.31 to Thermo Power's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 [File No. 1-10573] and incorporated herein by reference).

        (vi)      Directors Stock Option Plan of Thermo Instrument (filed as
   Exhibit 10.17 to Thermo Instrument's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-9786] and incorporated herein by reference).

        (vii) Thermo Instrument Systems Inc. - Thermo BioAnalysis Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.64 to Thermo Cardiosystems' Annual Report on Form 10-K for the fiscal year ended December 30, 1995 [File No. 1-10114] and incorporated herein by reference).

        (viii) Restated Stock Holding Assistance Plan and Form of Promissory Note (filed as Exhibit 10.20 to the Annual Report on Form 10-K of the Issuer for the fiscal year ended December 28, 1996 [File No. 1-12179] and incorporated herein by reference).

        (ix) Note Purchase Agreement dated as of July 22, 1996, between Thermo Instrument and the Issuer (filed as Exhibit 10.16 to the Issuer's
PAGE

   Registration Statement on Form S-1 [Reg. No. 333-8697] and incorporated herein by reference).

        (x) $50,000,000 Principal Amount 4.875% Convertible Subordinated Note due 2001, dated July 22, 1996 (filed as Exhibit 10.17 to the Issuer's Registration Statement on Form S-1 [Reg. No. 333-8697] and incorporated herein by reference).
PAGE

   Signatures

        After reasonable inquiry and to the best of their knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

   Date: _______, 1997                     THERMO ELECTRON CORPORATION


                                      By:  /s/Melissa F. Riordan
                                           ---------------------------
                                           Melissa F. Riordan
                                           Treasurer


   Date: _______, 1997                     THERMO INSTRUMENT SYSTEMS INC.

                                      By:  /s/Melissa F. Riordan
                                           ---------------------------
                                           Melissa F. Riordan
                                           Treasurer
PAGE

   Signatures

        After reasonable inquiry and to the best of their knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

   Date: _______, 1997                     THERMO ELECTRON CORPORATION


                                      By:
                                           ---------------------------
                                           Melissa F. Riordan
                                           Treasurer


   Date: _______, 1997                     THERMO INSTRUMENT SYSTEMS INC.

                                      By:
                                           ---------------------------
                                           Melissa F. Riordan
                                           Treasurer
PAGE

                                   APPENDIX A
                                   ----------

        The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron") and/or its subsidiary Thermo Instrument Systems Inc. ("TISI"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of Thermo Electron Corporation is Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254-9046 and the business address of each executive officer of TISI is Thermo Instrument Systems Inc., 1851 Central Drive, Suite 314, Bedford, Texas 76021.


   Frank Borman:                                Director, TISI
   -------------

        Mr. Borman is President and Chief Executive Officer of Patlex Corporation, a patent licensing corporation. His business address is 250 Cotorro Court, Suite 4, Las Cruces, New Mexico 88005.


   John M. Albertine:                           Director, Thermo Electron
   ------------------

        Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

   Peter O. Crisp:                              Director, Thermo Electron
   ---------------

        Mr. Crisp is a General Partner of Venrock Associates, a venture capital investment firm. His business address is 30 Rockefeller Plaza, New York, New York 10112.

   Elias P. Gyftopoulos:                        Director, Thermo Electron
   ---------------------

        Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

   Frank Jungers:                               Director, Thermo Electron
   -------------

        Mr. Jungers is a consultant on business and energy matters. His business address is 822 N.W. Murray, Portland, Oregon 97229.

   Robert A. McCabe:                            Director, Thermo Electron
   -----------------

        Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investments and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

   Frank E. Morris:                             Director, Thermo Electron
   ----------------
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





          Dr. Morris served as President of the Federal Reserve Bank of Boston from 1968 until he retired in 1988. Dr. Morris also served as the Peter Drucker Professor of Management at Boston College from 1989 to 1994. His residential address is P.O. Box 825, 24 Sugarhouse Road, New London, New Hampshire 03257.

   Donald E. Noble:                             Director, Thermo Electron
   ----------------

        For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

   Hutham S. Olayan:                            Director, Thermo Electron
   -----------------

        Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

   Roger D. Wellington:                         Director, Thermo Electron
   --------------------

        Mr. Wellington is a business consultant. His address is P.O. Box 8186, Longboat Key, Florida 34228.


   Polyvios C. Vintiadis:                       Director, TISI
   ---------------------

        Mr. Vintiadis is the Chairman and Chief Executive Officer of Towermarc Corporation, a real estate development company. His business address is Towermarc, 2 Pickwick Plaza, 4th Floor, Greenwich, CT 06830.

   George N. Hatsopoulos:                  Director, Chairman of the
   ---------------------
                                           Board and Chief Executive
                                           Officer, Thermo Electron

   John N. Hatsopoulos:                    President and Chief Financial
   -------------------
                                           Officer, Thermo Electron
                                           Director, Vice President
                                           and Chief Financial Officer
                                           TISI

   Arvin H. Smith:                         Director and Chief Executive
   --------------
                                           Officer, TISI
                                           Executive Vice President
                                           Thermo Electron

   Denis A. Helm:                          Senior Vice President, TISI
   -------------



   Earl R. Lewis:                          President and Chief Operating
   -------------
                                           Officer, TISI
PAGE

   Richard W.K. Chapman:                   Vice President, TISI
   --------------------

   Barry S. Howe:                          Vice President, TISI
   -------------

   Paul F. Kelleher:                       Senior Vice President, Finance
   ----------------
                                           and Administration
                                           and Chief Accounting
                                           Officer, Thermo Electron
                                           Chief Accounting Officer,
                                           TISI

   Peter G. Pantazelos:                    Executive Vice President,
   -------------------
                                           Corporate Development,
                                           Thermo Electron

   William A. Rainville:                   Senior Vice President,
   --------------------
                                           Thermo Electron

   John W. Wood, Jr.:                      Senior Vice President,
   -----------------
                                           Thermo Electron







   AA972040055